UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form SD

SPECIALIZED DISCLOSURE REPORT

Entropic Communications, Inc.

Delaware	001-33844	33-0947630
(State or Other Jurisdiction of Incorporation)	(Commission File No.)	(I.R.S. Employer Identification Number)

6290 Sequence Drive, San Diego, CA		92121
(Address of Principal Executive Offices)		(Zip Code)

Lance Bridges		(858)768-3600
(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒ Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2013.

Section 1 - Conflict Minerals Disclosure

Items 1.01 and 1.02 Conflict Minerals Disclosure and Report, Exhibit

Conflict Minerals Disclosure
Entropic Communications, Inc. (“Entropic” the “Company,” “we,” “us,” or “our”), has determined that some or all of our products contain conflict minerals as defined in Section 1502 of the Dodd-Frank Act of 2012 and Rule 13p-1 of the Securities Exchange Act of 1934. Entropic performed a reasonable country of origin inquiry and has reason to believe that some of our necessary conflict minerals may have originated in the Democratic Republic of the Congo or an adjoining country and that those necessary conflict minerals are not, or may not be, from recycled or scrap sources. Accordingly, the Company exercised due diligence on the source and chain of custody of the conflict minerals in our products and prepared a Conflict Minerals Report, which is attached as Exhibit 1.02 to this Form SD.

A copy of Entropic Communications, Inc.’s Conflict Minerals Report is provided as Exhibit 1.02 hereto and is publicly available in the Corporate Governance section under the Investors tab at www.entropic.com.

Section 2 - Exhibits

The following exhibit is filed as part of this report:

Exhibit 1.02 - Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

ENTROPIC COMMUNICATIONS, INC.

By: _/Lance Bridges/__________________________ Date: May 30, 2014
Name: Lance Bridges
Title: General Counsel